EXHIBIT 99-3

PARNASSUS FUNDS COMPLEX

RULE 17G-1 FIDELITY BOND FILING

AMOUNT OF SINGLE INSURED BOND FOR JOINT INSUREDS

PERIOD OF COVERAGE: APRIL 15, 2014 - APRIL 15, 2015

FUND	SINGLE INSURED BOND COVERAGE
Parnassus Funds	$1,500,000
Parnassus Income Funds	$2,500,000
Aggregate Single Bond Coverage (as if not maintained under joint coverage)	$4,000,000
Total joint Investment Company Bond (Bond Number 82053051)	$4,000,000